Mail Stop 4720

July 7, 2009

Daniel C. Ayscue
President and Chief Executive Officer
AB&T Financial Corporation
292 West Main Avenue
Gastonia, NC 28052

Re: AB&T Financial Corporation
          Form 10-K for Fiscal Year ended December 31, 2008
          Form 10-Q for Fiscal Quarter Ended March 31, 2009
          File No. 000-53249

Dear Mr. Ayscue:

        We have completed our review of your Form 10-K for fiscal year ended December 31, 2008 and related filings and have no further comments at this time. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3434 with any questions.

                                        Sincerely,

                                        Michael R. Clampitt
                                        Staff Attorney

CC: By fax: (252) 672-5477
       E. Knox Proctor V, Esq.
       Ward and Smith, P.A.